UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at August 7, 2013

Commission File Number: 001-31965

TASEKO MINES LIMITED.
(Translation of registrant's name into English)

Suite 1500 – 1040 West Georgia St.
Vancouver, British Columbia
Canada V6E 4H1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Condensed Consolidated Financial Statements for the Period Ended June 30, 2013

99.2	Management's Discussion and Analysis for the Period Ended June 30, 2013

99.3	Form 52-109F2 Certification of interim filings - full certificate - CEO

99.4	Form 52-109F2 Certification of interim filings - full certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taseko Mines Ltd.
(Registrant)

Date: August 7, 2013	By:	/s/ Bernard Tan
Bernard Tan

	Title:	Acting Chief Financial Officer